UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL

SERVICES INC.

(Translation of registrant’s name into English)

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

Telephone: +86 010-5820389

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On January 28, 2020, China Internet Nationwide Financial Services, Inc. (the “Company”) received written notification from The Nasdaq Stock Market LLC that it no longer meets Listing Rule 5450(v)(1)(A) which requires it to maintain a minimum $10,000,000 in stockholders’ equity for continued listing. The Company reported in its last Form 6-K for the period ended June 30, 2019 that its stockholders’ equity was $9,490,313. Under the Nasdaq Rules, the Company has 45 calendar days (no later than March 13, 2020) to submit a plan to regain compliance. If its plan is accepted, the Company will be granted an extension of up to 180 calendar days from the date of this letter to evidence compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2020	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer